

September 20, 2011

Via E-mail
Mr. Neil P. Edwards
Chief Financial Officer
United Online, Inc.
21301 Burbank Boulevard
Woodland Hills, CA 91367

> **Re:** **United Online, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed August 8, 2011**
> **File No. 000-33367**

Dear Mr. Edwards:

We have reviewed your filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis and Results of Operations

Critical Accounting Policies, Estimates and Assumptions

Goodwill, page 49

1. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and are at potential risk of failing step one of your goodwill impairment analysis, please tell us and disclose the following in future filings:

- the percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
- the amount of goodwill allocated to the reporting unit;
- describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value;

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Results of Operations

Year Ended December 31, 2010 compared to Year Ended December 31, 2009, page 58

2.   We note you disclose key business metrics by segment for the past five quarters on page 46 but not on an annual basis for the three fiscal years presented. We further note that you incorporate some of these metrics in your results of operations analysis, however you do not discuss those specific to the FTD segment. In this regard you state that the increase in FTD revenue for the year ended December 31, 2009 compared to the year ended December 31, 2010 was due primarily to increased consumer order volume. Please tell us your consideration to include a discussion regarding the key business metrics on an annual basis for the periods presented. Also tell us your consideration to expand the results of operations discussion as it relates to the FTD segment to include the specific metrics noted on page 46 when discussing the fluctuation in revenues year over year. In addition, tell us your consideration to disclose the number of floral network members and how the change in such metric impacts the FTD service revenues. Please provide us with your proposed disclosure in your response.

Liquidity and Capital Resources, page 74

3.   We note from your disclosures on page 77 that under the terms of the FTD Credit Agreement there are significant limitations on your ability to use cash flows generated by the FTD Segment for the benefit of the company's other segments. Tell us your consideration to disclose, in quantified terms, the amount of net assets of your FTD subsidiary that are currently restricted and not available for distribution and the amounts that are free are restriction. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

4.   We note from your disclosures on page F-36 that you have not provided for U.S. income taxes on certain earnings of your India subsidiary as such earnings are considered to be permanently reinvested. Please clarify whether you have provided for U.S. income taxes on the earnings of your UK and German subsidiaries. Also, tell us the amount of cash and cash equivalents that are held outside of the United States and tell us what portion of such funds are restricted as to repatriation or may be subject to additional taxes upon

repatriation. To the extent that a substantial portion of such funds are subject to restriction and/or additional taxes, tell us your consideration to disclose the amount of cash and cash equivalents that are currently held outside of the United States in future filings. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Notes to Consolidated Financial Statements

General

5.   We note from your disclosures on page F-47 that under the terms of FTD Group's debt agreement, such subsidiary is significantly restricted from making dividend payments, loans or advances to United Online, Inc. and it subsidiaries. Tell us your consideration to include a discussion regarding these restrictions in the notes to your financial statements. In this regard, you should (a) describe the nature of such restrictions on the ability of FTD Group to transfer funds to the parent company in the form of cash dividends, loans or advances and (b) disclose the amount of such restricted net assets as of the end of the most recently completed fiscal year. We refer you to Rule 4-08(e)(3)(i) and (ii) of Regulation S-X.

Schedule I – Condensed Financial Information of Registrant

Parent Company Statements of Cash Flows, page F-46

 6.   We note from the parent only statements of cash flows, net contributions of capital totaled $57 million, $67 million and $164 million for the years ended December 31, 2010, 2009 and 2008 respectively. Please explain further what these amounts represent; tell us the source of such contributions and your consideration for disclosing the nature of this amount.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Notes to Unaudited Condensed Consolidated Financial Statements

Note 3. Balance Sheet Components

Financing Receivables, page 14

7.   Please clarify whether you adopted the guidance in ASU 2010-20 as it relates to your financing receivable and if so, explain further how your current disclosures comply with such guidance.

Note 12. Legal Contingencies, page 22

8.   We note the legal matters and investigations disclosed here and that you have reserved $4.4 million as of June 30, 2011 for a pending legal settlement. If there is at least a reasonable possibility that a loss may have been incurred for any of these matters including losses in excess of amounts already recognized, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50.

If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

You may provide your disclosures on an aggregated basis. Please include your proposed disclosures in your response.

Management's Discussion and Analysis and Results of Operations

Liquidity and Capital Resources, page 46

9.   We note that the new Credit Agreement entered into in June 2011 contains affirmative and negative covenants that require, among other things, FTD to maintain compliance with maximum net leverage ratio and minimum fixed-charge coverage ratio, and imposes restrictions and limitations on capital expenditures, investments, dividends, asset sales and the incurrence of additional debt of liens by Holdings, FTD Group and their subsidiaries. Please tell us your consideration to include a discussion of the consequences these covenants may have in your future operations. In addition, tell us how you considered disclosing, in quantified terms, the specific terms of your debt covenants ratios as compared to the actual ratios and clarify whether the company was in compliance with the debt covenants at each reporting date. We refer you to Sections I.D and IV.C of Release No. 33-8350.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Kindelan at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief